UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-42593

Dolly Varden Silver Corporation
(Translation of registrant's name into English)

595 Burrard Street, Suite 3123

Vancouver BC, Canada V7X 1J1
(604) 609-5137
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [    ] Form 40-F [ X ]

EXHIBIT INDEX

Exhibit	Description

99.1	Consolidated Financial Statements for the year ended December 31, 2025

99.2	Management Discussion and Analysis for the year ended December 31, 2025

99.3	Form 52-109F1 Certification of Annual Filings Full Certificate - CEO

99.4	Form 52-109F1 Certification of Annual Filings Full Certificate - CFO

99.5	ON form 13-502F1 (class 1 and 3B reporting issuers - participation fee)

99.6	AB form 13-502F1 (class 1 and 3B reporting issuers - participation fee)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dolly Varden Silver Corporation

Date: March 16, 2026	By:	/s/ Ann Fehr
	Name:	Ann Fehr
	Title:	Chief Financial Officer